Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 30, 2007

List of materials

Documents attached hereto:


i) Press release announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2006


                                 Sony Corporation
                                 6-7-35 Kitashinagawa
                                 Shinagawa-ku
                                 Tokyo 141-0001 Japan

                                 No: 07-009E
                                 3:00 P.M. JST, January 30, 2007


                 Consolidated Financial Results
         for the Third Quarter Ended December 31, 2006

Tokyo, January 30, 2007 -- Sony Corporation today announced its consolidated results for the third quarter of the fiscal year ending March 31, 2007 (October 1, 2006 to December 31, 2006).

(Billions of yen, millions of U.S. dollars, except per share amounts)
                                 Third quarter ended December 31

                        2005         2006  Change          2006*
                                           in Yen
----------            ------       ------  ------         ------
Sales and           Y2,375.1     Y2,607.7    +9.8%      $ 21,913
 operating
 revenue**
Operating income       210.3        178.9   -14.9          1,503
Income before          225.9        179.8   -20.4          1,511
 income taxes
Equity in net           19.5         43.0  +120.5            362
 income of
 affiliated
 companies
Net income             168.9        159.9    -5.3          1,344

Net income per
 share of
 common stock
 - Basic              Y169.36      Y159.70   -5.7          $1.34
 - Diluted             161.60       152.49   -5.6           1.28


Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S.
GAAP").

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y119=U.S.$1, the approximate
Tokyo foreign exchange market rate as of December 29, 2006.

** Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income and other income for the third quarter of the fiscal year ended March 31, 2006 have been reclassified to conform with the presentation of these items for the third quarter of the fiscal year ending March 31, 2007. Royalty income for the third quarters ended December 31, 2005 and 2006 was Y7.5 billion and Y9.5 billion, respectively. These amounts were recorded primarily within the Electronics segment.

Consolidated Results for the Third Quarter Ended December 31, 2006
------------------------------------------------------------------

Sales and operating revenue ("sales") increased 9.8% compared with the same quarter of the previous fiscal year; on a local currency basis sales increased 7%. (For all references herein to results on a local currency basis, see Note I.)

Sales within the Electronics segment increased 16.9%. Products such as "BRAVIA(TM)" LCD televisions and "Cyber-shot(TM)" digital cameras contributed to the increase in sales to outside customers. This was partially offset by a decline in sales of such products as LCD rear-projection televisions, due to an increasingly competitive market environment, and CRT televisions, where the market continues to contract. In the Game segment, sales increased by 5.6% compared to the same quarter of the previous fiscal year due to the launch of PLAYSTATION(R)3 ("PS3") in both Japan and North America. In the Pictures segment, there was a 46.8% increase in revenue primarily due to significantly higher DVD revenues on films led by the releases of The Da Vinci Code and Talladega Nights: The Ballad of Ricky Bobby. In the Financial Services segment, revenue decreased by 9.2% mainly due to a decrease in valuation gains in the general account and the separate account at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income of Y178.9 billion ($1,503 million) was recorded, a decrease of 14.9% compared to the same quarter of the previous fiscal year.

In the Electronics segment, operating income increased principally as a result of an increase in sales to outside customers and the positive impact from the depreciation of the yen. In particular, the favorable performance of products such as "BRAVIA" LCD televisions and "Cyber-shot" digital cameras during the year-end sales season resulted in new quarterly records for sales and operating income within the Electronics segment, and approximately twice the amount of operating income was recorded in this segment as in the same quarter of the previous fiscal year.

In the Game segment, an operating loss was recorded primarily as a result of the loss arising from the sale of PS3 at strategic price points. In the Pictures segment, operating income was recorded as a result of the strong performance of films during the quarter in both the home entertainment and theatrical markets as compared to an operating loss in the same quarter of the previous fiscal year in which losses were recorded on several films. In the Financial Services segment, operating income declined primarily as a result of decreased valuation gains from investments in the general account, including valuation gains from convertible bonds.

During the current quarter, a credit to restructuring charges of Y0.3 billion ($3 million) was recorded due to a gain of Y3.6 billion ($31 million) on sale of assets associated with restructuring activities, compared to Y14.7 billion of restructuring charges recorded in the same quarter of the previous fiscal year. Most of the above credit was recorded in the Electronics segment. In the same quarter of the previous fiscal year Y14.6 billion of restructuring charges were recorded within the Electronics segment.

In addition, resolutions of pending patent claims resulted in a gain of Y9.7 billion ($82 million) in this quarter as a result of the reversal of a portion of provisions recorded in prior periods.

Income before income taxes of Y179.8 billion ($1,511 million) was recorded, a decline of 20.4% compared to the same quarter of the previous fiscal year. This resulted because the net effect of other income and expenses was Y14.7 billion lower compared to the same quarter of the previous fiscal year, and because of a decline in operating income.

The lower net effect of other income and expenses was primarily a result of an increase in the amount of net foreign exchange loss and a decrease in the gain on change in interest in subsidiaries and investees resulting from lower year-on-year gains. During the current quarter, a Y9.4 billion ($79 million) gain was recorded from the sale of a portion of stock in StylingLife Holdings Inc. ("StylingLife"). In the same quarter of the previous fiscal year, a gain of Y19.0 billion was recorded on the change in interest resulting from the initial public offering of So-net Entertainment Corporation ("So-net").

Income taxes: During the current quarter, Sony recorded Y61.5 billion ($517 million) of income taxes at an effective tax rate of 34.2%. The effective tax rate was lower than the Japanese statutory tax rate due primarily to the reversal of valuation allowances against deferred tax assets previously recorded by Sony Corporation and certain Japanese subsidiaries resulting from the utilization of net operating loss carryforwards.

Equity in net income of affiliated companies of Y43.0 billion ($362 million) was recorded, an increase of 120.5% compared to the same quarter of the previous fiscal year. Sony recorded equity in net income for Sony Ericsson Mobile Communications AB ("Sony Ericsson") of Y33.6 billion ($282 million), an increase of Y23.8 billion compared to the same quarter of the previous fiscal year. Sony also recorded equity in net income of Y13.1 billion ($110 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), an increase of Y2.8 billion compared to the same quarter of the previous fiscal year. S-LCD Corporation ("S-LCD"), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels, recorded equity in net loss of Y0.7 billion ($5 million) (before the elimination of unrealized intercompany profits), a decrease of Y1.6 billion compared to the same quarter of the previous fiscal year. Sony recorded equity in net loss of Y5.4 billion ($45 million) for Metro-Goldwyn-Mayer Inc. ("MGM")*, an increase in the amount of equity loss of Y3.0 billion compared to the same quarter of the previous fiscal year. The equity in net loss for MGM includes non-cash interest of Y2.1 billion ($18 million) on cumulative preferred stock compared to the Y1.5 billion of non-cash interest on cumulative preferred stock recorded in the same quarter of the previous fiscal year.

*On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

As a result, net income of Y159.9 billion ($1,344 million) was recorded, a decrease of 5.3% compared to the same quarter of the previous fiscal year.


Operating Performance Highlights by Business Segment
----------------------------------------------------

Electronics
-----------

                      (Billions of yen, millions of U.S. dollars)
                                 Third quarter ended December 31
                       2005         2006   Change           2006
                                           in Yen
----------           ------       ------   ------         ------
Sales and          Y1,601.5     Y1,872.7    +16.9%       $15,737
 operating revenue
Operating income       87.5        177.4   +102.8          1,491


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased by 16.9% compared to the same quarter of the previous fiscal year (a 14% increase on a local currency basis). Sales to outside customers increased 10.4% compared to the same quarter of the previous fiscal year. There was an increase in sales of products including "BRAVIA" LCD televisions and "Cyber-shot" digital cameras, which both experienced favorable sales in all regions. This was partially offset by a decrease in sales of LCD rear-projection televisions, due to an increasingly competitive market environment, and CRT televisions, where the market continues to contract. There was a significant increase in intersegment sales mainly due to increased sales of semiconductors to the Game segment.

Operating income increased by 102.8% compared with the same quarter of the previous fiscal year. Operating income increased significantly due to an increase in sales to outside customers and the positive impact from the depreciation of the yen. With regard to products within the Electronics segment, there was a positive contribution to operating income from strong sales of such products as "Cyber-shot" digital cameras and "BRAVIA" LCD televisions. However, products such as LCD rear-projection televisions, which were impacted by price deterioration and lower sales volume, contributed negatively compared to the same quarter of the previous fiscal year.

Inventory, as of December 31, 2006, was Y851.7 billion ($7,157 million), a Y252.9 billion, or 42.2%, increase compared with the level as of December 31, 2005 and a Y120.0 billion, or 12.3%, decrease compared with the level as of September 30, 2006. The year-on-year increase was primarily due to an increase in LCD television inventory, as a result of increasing sales, as well as an increase in the inventory of semiconductors for PS3.

Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------
The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income of affiliated companies.


                                            (Millions of Euros)
                                Three months ended December 31
                              2005            2006   Change in
                                                         Euros
----------                  ------          ------      ------
Sales and operating       EUR2,310        EUR3,782         +64%
 revenue
Income before income           206             502        +144
 taxes
Net income                     144             447        +210


Sales for the quarter increased by 64% compared to the same quarter of the previous fiscal year. Sales of hit models such as "Cyber-shot" phones and "Walkman(R)" phones boosted results, helping Sony Ericsson achieve record quarterly sales, income before income taxes and net income. As a result, equity in net income of Y33.6 billion ($282 million) was recorded by Sony.


Game
----
                    (Billions of yen, millions of U.S. dollars)
                               Third quarter ended December 31
                       2005         2006  Change          2006
                                          in Yen
----------           ------       ------  ------        ------
Sales and            Y419.2       Y442.8    +5.6%       $3,721
 operating revenue
Operating income       67.8        (54.2)      -          (455)
 (loss)


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 5.6% compared with the same quarter of the previous fiscal year (a 3% increase on a local currency basis).

Hardware: There was an increase in overall sales as a result of the launch of PS3 in Japan and North America. However, PlayStation(R)2 ("PS2") sales declined as a result of strategic price reductions despite the fact that unit sales were relatively unchanged compared to the same quarter of the previous fiscal year. PSP(R) (PlayStation(R)Portable) ("PSP") sales declined due to a decrease in unit sales compared with the same quarter of the previous fiscal year.

Software: Despite an increase in sales from PSP software compared to the same quarter of the previous fiscal year, as well as the contribution from PS3 software sales, overall software sales decreased as a result of lower PS2 software sales.

An operating loss of Y54.2 billion ($455 million) was recorded compared to the Y67.8 billion of operating income recorded during the same quarter of the previous fiscal year. This deterioration was primarily the result of the loss arising from the sale of PS3 at strategic price points, as well as the recording of other charges in association with preparation for the launch of the PS3 platform. In addition, operating income from the PS2 business and PSP business declined due to sales declines.

Worldwide hardware production shipments (and decrease compared to the same quarter of the previous fiscal year):*
   -> PS2: 4.11 million units (a decrease of 1.25 million units)
   -> PSP: 1.76 million units (a decrease of 4.46 million units)
   -> PS3: 1.84 million units

Worldwide software production shipments (and increase/decrease compared to the same quarter of the previous fiscal year):*
   -> PS2: 78 million units (a decrease of 15 million units)
   -> PSP: 21.2 million units (an increase of 4.1 million units) -> PS3: 5.2 million units

*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of December 31, 2006, was Y103.2 billion ($868 million), which represents a Y0.7 billion, or 0.7%, decrease compared with the level as of December 31, 2005. Inventory, as of December 31, 2006, decreased by Y84.9 billion, or 45.1%, compared with the level as of September 30, 2006.

Pictures
--------

                    (Billions of yen, millions of U.S. dollars)
                               Third quarter ended December 31

                       2005        2006  Change in        2006
                                              Yen
----------           ------      ------    ------       ------
Sales and            Y202.2      Y297.0     +46.8%      $2,495
 operating revenue
Operating income       (0.4)       26.2         -          220
 (loss)


Unless otherwise specified, all amounts are on a U.S. GAAP basis. The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales increased 46.8% compared to the same quarter of the previous fiscal year (a 46% increase on a U.S. dollar basis). Sales increased primarily due to significantly higher DVD revenues on films led by the releases of The Da Vinci Code, Talladega Nights: The Ballad of Ricky Bobby and Click. Theatrical revenues were also higher in the current fiscal year's third quarter due to the box office performance of Casino Royale and The Pursuit of Happyness, while television revenues increased primarily from additional syndication sales of The King of Queens.

Operating income of Y26.2 billion ($220 million) was recorded as compared to an operating loss of Y0.4 billion in the same quarter of the previous fiscal year. These results were achieved through the strong performance during the quarter of the films noted above in both the home entertainment and theatrical markets as compared to the film results from the same quarter of the previous fiscal year in which losses were recorded on several films. In the television business, operating income remained relatively unchanged compared with the same quarter of the previous fiscal year, as the benefit from The King of Queens syndication sales was largely offset by production and marketing expenses associated with several new network and made-for-syndication television shows.


Financial Services
------------------
                    (Billions of yen, millions of U.S. dollars)
                               Third quarter ended December 31
                       2005        2006 Change in        2006
                                              Yen
----------           ------      ------    ------      ------
Financial service    Y190.4      Y172.9     -9.2%      $1,453
 revenue
Operating income       47.0        25.5     -45.9         214


Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Financial service revenue decreased 9.2% compared with the same quarter of the previous fiscal year due to a decrease in revenue at Sony Life. Although revenue from insurance premiums increased at Sony Life reflecting an increase in insurance-in-force, revenue at Sony Life decreased by Y19.7 billion or 11.8% to Y147.5 billion ($1,239 million). This was primarily a result of lower valuation gains in the general account and the separate account reflecting the fact that there was only a modest increase in Japanese stock market prices during the quarter as opposed to the significant increase experienced in the same quarter of the previous fiscal year.

Operating income decreased by 45.9% compared with the same quarter of the previous fiscal year due to a decrease in operating income at Sony Life. Despite an increase in insurance premium revenue, operating income at Sony Life declined by Y22.1 billion or 46.1%, compared to the same quarter of the previous fiscal year, to Y25.9 billion ($218 million). This decline was principally due to a decrease in valuation gains from investments in the general account, including valuation gains from convertible bonds, reflecting the abovementioned modest increase in Japanese stock market prices during the quarter compared to the same quarter of the previous fiscal year.


All Other
---------
                  (Billions of yen, millions of U.S. dollars)
                              Third quarter ended December 31
                      2005         2006    Change        2006
                                           in Yen
----------           ------      ------    ------      ------
Sales and           Y122.7        Y99.3     -19.1%       $834
 operating revenue
Operating income      16.3         13.9     -14.9         117


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 19.1% compared with the same quarter of the previous fiscal year. This sales decrease mainly reflects the deconsolidation of StylingLife, a holding company that comprised six of Sony's retail businesses, following the sale of 51% of the stock in the company during the first quarter of the current fiscal year, and a decline in sales at Sony Music Entertainment (Japan) Inc. ("SMEJ").

Best-selling albums and singles at SMEJ during the current quarter included CHEMISTRY's ALL THE BEST, ORANGE RANGE's ORANGE RANGE and PORNO GRAFFITTI's m-CABI. Despite these successes, album and singles sales declined compared to sales in the same quarter of the previous fiscal year, which included the strong performance of Ken Hirai's Ken Hirai 10th Anniversary Complete Single Collection '95-'05 "Uta Baka." Sales at SMEJ also declined as a result of lower intersegment sales in association with the transfer of business activity relating to Sony's disc custom press business, carried out at SMEJ during the same quarter of the previous fiscal year, from SMEJ to other segments within the Sony Group.

Operating income decreased by 14.9% compared to the same quarter of the previous fiscal year. Although operating income at So-net increased in association with greater revenue relating to an increase in fiber optic service subscribers, operating income within All Other declined as a result of the sales decrease at SMEJ and the sale of stock in StylingLife as noted above.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------
The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. Please note that the operating results of Sony BMG discussed below are reported on a U.S. GAAP basis.

                                (Millions of U.S. dollars)
                           Three months ended December 31
                           2005         2006    Change in
                                                  Dollars
----------               ------       ------       ------
Sales and operating      $1,464       $1,441         -1.6%
 revenue
Income before income        252          278        +10.3
 taxes
Net income                  178          225        +26.4


During the three months ended December 31, 2006, sales revenue at SONY BMG decreased by 1.6% compared to the same period of the previous fiscal year primarily due to greater contraction in physical compact disc sales than growth in digital download sales in many markets. Despite the decrease in sales, income before income taxes improved by 10.3% compared to the same period of the previous fiscal year primarily due to lower overhead and restructuring costs. The company also benefited from an industry-related legal settlement affecting the major record companies. Income before income taxes includes $41 million of restructuring charges, a year-on-year reduction of $7 million. As a result, equity in net income of Y13.1 billion ($110 million) was recorded by Sony. Best selling albums during the quarter included Il Divo's Siempre, the compilation release NOW That's What I Call Music Vol. 23 and Oasis' Stop The Clocks.

Cash Flow
---------
The following charts show Sony's unaudited condensed statements of cash flow for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.


Cash Flow - Excluding Financial Services segment
------------------------------------------------

                   (Billions of yen, millions of U.S. dollars)
                                Nine months ended December 31
Cash flow              2005        2006    Change        2006
                                           in Yen
----------           ------      ------    ------      ------
- From operating      Y43.7      (Y11.6)   Y-55.3        ($97)
   activities
- From investing     (203.9)     (374.7)   -170.7      (3,149)
   activities
- From financing       50.9       305.6    +254.7       2,568
   activities
Cash and cash         519.7       585.5     +65.7       4,920
 equivalents at
 beginning of the
 fiscal year
Cash and cash         438.7       510.9     +72.2       4,293
 equivalents as of
 December 31


Operating Activities: During the nine months ended December 31, 2006, although net income was recorded, cash flow from operating activities resulted in a net use of cash primarily due to an increase in notes and accounts receivable, trade, principally within the Electronics and Game segments.

Investing Activities: During the nine months ended December 31, 2006, although cash was generated primarily from the sale of a majority of Sony's holding in StylingLife, pursuant to Sony's planned gradual reduction in its stake in the company, cash was used by Sony within the Electronics segment primarily for the purchase of fixed assets, principally semiconductor manufacturing facilities, and part of the investment towards the manufacturing facilities for 8th generation TFT LCD panels at S-LCD.

As a result, the total amount of cash flow from operating activities and from investing activities during the nine months ended December 31, 2006 was a use of cash of Y386.3 billion
($3,246 million).

Financing Activities: During the nine months ended December 31,
2006, although Sony redeemed a portion of its long-term debt including bonds and used cash to make dividend payments, financing was carried out through the issuance of commercial paper and syndicated bank loans.

Cash and Cash Equivalents: As a result of the above factors, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, decreased Y74.6 billion compared to March 31, 2006, and increased by Y72.2 billion compared to December 31, 2005, to Y510.9 billion ($4,293 million) as of December 31, 2006.


Cash Flow - Financial Services segment
--------------------------------------

                   (Billions of yen, millions of U.S. dollars)
                                Nine months ended December 31
Cash flow              2005        2006    Change        2006
                                           in Yen
----------           ------      ------    ------      ------
- From operating      Y79.8      Y170.3    Y+90.5      $1,431
   activities
- From investing     (371.4)     (199.0)   +172.4      (1,673)
   activities
- From financing      208.7       133.6     -75.1       1,123
   activities
Cash and cash         259.4       117.6    -141.7         988
 equivalents at
 beginning of the
 fiscal year
Cash and cash         176.4       222.4     +46.0       1,869
 equivalents as of
 December 31


Operating Activities: Net cash from operating activities was generated mainly due to an increase in revenue from insurance premiums, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Sony Life carried out investments primarily in Japanese fixed income securities.

Financing Activities: Despite a decrease in the balance of call money within the banking business, net cash from financing activities was generated as a result of an increase in policyholders' accounts at Sony Life and an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, cash and cash equivalents increased Y104.8 billion compared to March 31, 2006, and increased Y46.0 billion compared to December 31, 2005, to Y222.4 billion ($1,869 million) as of December 31, 2006.

Notes
-----

Note I: During the quarter ended December 31, 2006, the average value of the yen was Y116.8 against the U.S. dollar and Y150.4 against the Euro, which was 0.4% lower against the U.S. dollar and 8.3% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income
(loss)" in each business segment represents operating income
(loss) recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Outlook for the Fiscal Year ending March 31, 2007
-------------------------------------------------
Sony's consolidated results forecast for the fiscal year ending
March 31, 2007, as announced on October 19, 2006, has been revised as per the table below:

                              Current  Change from      October
                             Forecast      October     Forecast
                                          Forecast
                             --------  -----------     --------
Sales and operating            Y8,230    No Change       Y8,230
 revenue                      billion                   billion
Operating income           60 billion         +20%   50 billion
(Restructuring charges
 recorded as
 operating expenses        30 billion         -25%   40 billion)
Income before income       80 billion         +14%   70 billion
 taxes
Equity in net income of
 affiliated companies      60 billion         +50%   40 billion
Net income                110 billion         +38%   80 billion


*Assumed foreign currency exchange rates for the fourth quarter:
approximately Y117 to the U.S. dollar and approximately Y153 to the Euro.

The principal reasons for the revision are as follows:

1. As a result of the strong performance of the Electronics segment during the third quarter, operating results for the segment are trending higher than anticipated at the time of our previous forecast in October 2006.

2. Despite the continued favorable performance of the PS2 business, the overall performance of the Game segment is trending below that anticipated at the time of our previous forecast in October 2006 due to lower than expected sales from the PSP business and higher than anticipated charges associated with the launch of the PS3 platform.

3. Restructuring charges, recorded as operating expenses, are now forecast to be Y30 billion, compared to an anticipated Y40 billion of restructuring charges included in the October forecast. This reduction was a result of a revision to the timing of business rationalization scheduled to be carried out in several business areas.

4. Equity in net income of affiliated companies is now forecast to be Y60 billion, compared to the October forecast of Y40 billion. This revision is the result of the favorable performance of Sony Ericsson.

Our forecast for capital expenditures, depreciation and amortization or research and development expenses, as per the table below, is unchanged from the forecast of July 27, 2006.

                                                 Change from
                                                    previous
                                     Forecast    fiscal year
                                    ---------    -----------
Capital expenditures             Y460 billion           +20%
 (additions to fixed assets)

Depreciation and amortization*    410 billion            +7
(Depreciation expenses for        340 billion            +9)
 tangible assets

*Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
Research and development expenses 550 billion            +3


Cautionary Statement
--------------------
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to recoup large-scale investment required for technology development and increasing production capacity; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (ix) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.



Business Segment Information (Unaudited)
----------------------------

                             (Millions of yen, millions of U.S. dollars)
                                         Third quarter ended December 31


Sales and operating
 revenue                      2005           2006   Change          2006
 -----------                ------         ------   ------        ------
 Electronics
  Customers            Y 1,483,592    Y 1,638,560    +10.4 %    $ 13,769
  Intersegment             117,921        234,098                  1,968
 -----------                ------         ------                 ------
  Total                  1,601,513      1,872,658    +16.9        15,737

 Game
  Customers                402,925        424,331     +5.3         3,566
  Intersegment              16,321         18,468                    155
 -----------                ------         ------                 ------
  Total                    419,246        442,799     +5.6         3,721

 Pictures
  Customers                202,241        296,955    +46.8         2,495
  Intersegment                   -              -                      -
 -----------                ------         ------                 ------
  Total                    202,241        296,955    +46.8         2,495

 Financial Services
  Customers                184,586        167,060     -9.5         1,404
  Intersegment               5,805          5,850                     49
 -----------                ------         ------                 ------
  Total                    190,391        172,910     -9.2         1,453

 All Other
  Customers                101,742         80,769    -20.6           679
  Intersegment              20,934         18,491                    155
 -----------                ------         ------                 ------
  Total                    122,676         99,260    -19.1           834

 Elimination              (160,981)      (276,907)       -        (2,327)
 -----------                ------         ------                 ------
 Consolidated total    Y 2,375,086    Y 2,607,675     +9.8 %    $ 21,913


Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)       2005           2006   Change          2006
 -----------                ------         ------   ------        ------
 Electronics           Y    87,487    Y   177,394   +102.8 %    $  1,491
 Game                       67,819        (54,168)       -          (455)
 Pictures                     (378)        26,238        -           220
 Financial Services         47,048         25,470    -45.9           214
 All Other                  16,343         13,908    -14.9           117
 -----------                ------         ------                 ------
 Total                     218,319        188,842    -13.5         1,587

 Corporate and              (7,974)        (9,935)       -           (84)
  elimination
 -----------                ------         ------                 ------
 Consolidated total    Y   210,345    Y   178,907    -14.9 %    $  1,503


Commencing with the third quarter ended December 31, 2006, Sony has partly realigned its business segment configuration.
In accordance with this change, results of the previous fiscal year have been reclassified to conform to the presentation for the quarter ended December 31, 2006.


                             (Millions of yen, millions of U.S. dollars)
                                           Nine months ended December 31
Sales and operating
 revenue                      2005           2006   Change          2006
 -----------                ------         ------   ------        ------
 Electronics
  Customers           Y  3,614,003  Y   4,147,247    +14.8 %    $ 34,851
  Intersegment             339,193        375,738                  3,157
 -----------                ------         ------                 ------
  Total                  3,953,196      4,522,985    +14.4        38,008

 Game
  Customers                772,396        703,928     -8.9         5,915
  Intersegment              33,874         31,680                    266
 -----------                ------         ------                 ------
  Total                    806,270        735,608     -8.8         6,181

 Pictures
  Customers                505,477        679,859    +34.5         5,713
  Intersegment                   -              -                      -
 -----------                ------         ------                 ------
  Total                    505,477        679,859    +34.5         5,713

 Financial Services
  Customers                503,277        447,798    -11.0         3,763
  Intersegment              16,810         17,314                    146
 -----------                ------         ------                 ------
  Total                    520,087        465,112    -10.6         3,909

 All Other
  Customers                259,700        227,258    -12.5         1,910
  Intersegment              59,729         50,894                    428
 -----------                ------         ------                 ------
  Total                    319,429        278,152    -12.9         2,338

 Elimination              (449,606)      (475,626)       -        (3,997)
 -----------                ------         ------                 ------
 Consolidated total   Y  5,654,853   Y  6,206,090     +9.7 %   $  52,152

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)       2005           2006    Change         2006
 -----------                ------         ------    ------       ------
 Electronics           Y    88,475     Y  230,880    +161.0 %  $   1,940
 Game                       70,144       (124,498)        -       (1,046)
 Pictures                   (2,765)         9,796         -           82
 Financial Services        109,017         54,616     -49.9          459
 All Other                  29,473         26,971      -8.5          227
 -----------                ------         ------                 ------
 Total                     294,344        197,765     -32.8        1,662

 Corporate and             (16,026)       (12,643)        -         (106)
  elimination
 -----------                ------         ------                 ------
 Consolidated total    Y   278,318   Y    185,122     -33.5 %  $   1,556


Commencing with the third quarter ended December 31, 2006, Sony has partly realigned its business segment configuration.
In accordance with this change, results of the first half of the current fiscal year and the previous fiscal year have been reclassified to conform to the presentation for the quarter ended December 31, 2006.


Electronics Sales and Operating Revenue to Customers by Product Category
------------------------------------------------------------------------
                             (Millions of yen, millions of U.S. dollars)
                                         Third quarter ended December 31
Sales and operating
 revenue                      2005           2006    Change         2006
 -----------                ------         ------    ------       ------
 Audio                 Y   184,559    Y   174,689      -5.3 %   $  1,468
 Video                     313,082        355,433     +13.5        2,987
 Televisions               359,248        420,817     +17.1        3,536
 Information and           220,157        256,724     +16.6        2,157
  Communications
 Semiconductors             44,695         52,199     +16.8          439
 Components                226,580        227,588      +0.4        1,912
 Other                     135,271        151,110     +11.7        1,270
 -----------                ------         ------                 ------
 Total                 Y 1,483,592    Y 1,638,560     +10.4 %   $ 13,769

                                           Nine months ended December 31
Sales and operating
 revenue                      2005           2006    Change         2006
 -----------                ------         ------    ------       ------
 Audio                 Y   431,503    Y   412,636      -4.4 %   $  3,467
 Video                     812,041        908,534     +11.9        7,635
 Televisions               680,725        934,357     +37.3        7,852
 Information and           589,317        690,215     +17.1        5,800
  Communications
 Semiconductors            127,602        152,672     +19.6        1,283
 Components                602,513        653,659      +8.5        5,493
 Other                     370,302        395,174      +6.7        3,321
 -----------                ------         ------                 ------
 Total                 Y 3,614,003    Y 4,147,247     +14.8 %   $ 34,851


The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. Commencing April 1, 2006, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous fiscal year have been reclassified. The primary change is as shown below;


Main Product       Previous Product Category      New Product Category
------------       -------------------------      --------------------
Low-temperature        "Semiconductors"       ->      "Components"
 polysilicon
 thin film
 transistor LCD

Chemical component        "Other"             ->      "Components"



Geographic Segment Information (Unaudited)
------------------------------

                             (Millions of yen, millions of U.S. dollars)
                                         Third quarter ended December 31
Sales and operating
 revenue                       2005          2006   Change          2006
 -----------                 ------        ------   ------        ------
 Japan                 Y    618,438   Y   609,734     -1.4 %   $   5,124
 United States              659,222       763,651    +15.8         6,417
 Europe                     619,481       682,402    +10.2         5,734
 Other Areas                477,945       551,888    +15.5         4,638
 -----------                 ------        ------                 ------
 Total                 Y  2,375,086   Y 2,607,675     +9.8 %   $  21,913

                                           Nine months ended December 31
Sales and operating
 revenue                       2005          2006   Change          2006
 -----------                 ------        ------   ------        ------
 Japan                 Y  1,607,434   Y 1,583,365     -1.5 %   $  13,306
 United States            1,514,000     1,691,037    +11.7        14,210
 Europe                   1,319,516     1,498,273    +13.5        12,591
 Other Areas              1,213,903     1,433,415    +18.1        12,045
 -----------                 ------        ------                 ------
 Total                 Y  5,654,853   Y 6,206,090     +9.7 %   $  52,152

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)
---------------------------------

   (Millions of yen, millions of U.S. dollars, except per share amounts)
                                         Third quarter ended December 31
Sales and operating                                    %
 revenue                      2005           2006   Change          2006
 -----------                ------         ------   ------        ------
 Net sales             Y 2,165,618    Y 2,413,485               $ 20,281
 Financial service         184,586        167,060                  1,404
  revenue
 Other operating            24,882         27,130                    228
  revenue
                            ------         ------                 ------
                         2,375,086      2,607,675     +9.8        21,913
Costs and expenses:
 Cost of sales           1,574,321      1,820,172                 15,296
 Selling, general and      447,277        470,346                  3,952
  administrative
 Financial service         137,337        141,621                  1,190
  expenses
 (Gain) loss on sale,        5,806         (3,371)                   (28)
  disposal or impairment
  of assets, net
                            ------         ------                 ------
                         2,164,741      2,428,768                 20,410

Operating income           210,345        178,907    -14.9         1,503

Other income:
 Interest and                6,633          5,914                     50
  dividends
 Gain on sale of             2,447          4,867                     41
  securities
  investments, net
 Gain on change in interest 18,946         11,377                     96
  in subsidiaries and equity
  investees
 Other                       5,254          2,533                     21
                            ------         ------                 ------
                            33,280         24,691                    208

Other expenses:
 Interest                    7,983          9,064                     76
 Loss on devaluation           171            294                      2
  of securities
  investments
 Foreign exchange            2,223         10,309                     87
  loss, net
 Other                       7,342          4,116                     35
                            ------         ------                 ------
                            17,719         23,783                    200
                            ------         ------                 ------

Income before income       225,906        179,815    -20.4         1,511
 taxes

 Income taxes               75,749         61,530                    517
                            ------         ------                 ------
Income before minority     150,157        118,285    -21.2           994
 interest and equity
 in net income of
 affiliated companies

 Minority interest in          715          1,369                     12
  income of consolidated
  subsidiaries

 Equity in net income       19,502         43,001                    362
  of affiliated
  companies
                            ------         ------                 ------
Net income             Y   168,944    Y   159,917     -5.3      $  1,344
                            ------         ------                 ------
Per share data:
 Common stock
  Net income
  - Basic              Y    169.36    Y    159.70     -5.7      $   1.34
  - Diluted                 161.60         152.49     -5.6          1.28


   (Millions of yen, millions of U.S. dollars, except per share amounts)
                                           Nine months ended December 31
                              2005           2006   Change          2006
                            ------         ------   ------        ------
Sales and operating                                    %
revenue:
 Net sales             Y 5,080,764    Y 5,680,568               $ 47,736
 Financial service         503,277        447,798                  3,763
  revenue
 Other operating            70,812         77,724                    653
  revenue
                            ------         ------                 ------
                         5,654,853      6,206,090     +9.7        52,152
Costs and expenses:
 Cost of sales           3,850,900      4,318,663                 36,291
 Selling, general and    1,097,032      1,303,483                 10,954
  administrative
 Financial service         394,202        393,195                  3,304
  expenses
 Loss on sale,              34,401          5,627                     47
  disposal or impairment
  of assets, net
                            ------         ------                 ------
                         5,376,535      6,020,968                 50,596

Operating income           278,318        185,122    -33.5         1,556

Other income:
 Interest and               17,476         17,856                    150
  dividends
 Gain on sale of             8,847          9,319                     79
  securities
  investments, net
 Gain on change in          57,477         31,452                    264
  interest in subsidiaries
  and equity investees
 Other                      16,080         12,964                    109
                            ------         ------                 ------
                            99,880         71,591                    602

Other expenses:
 Interest                   19,964         20,449                    172
 Loss on devaluation         3,115          1,044                      9
  of securities
  investments
 Foreign exchange            3,289         13,803                    116
  loss, net
 Other                      17,638         13,696                    115
                            ------         ------                 ------
                            44,006         48,992                    412
                            ------         ------                 ------

Income before income       334,192        207,721   -37.8          1,746
 taxes

 Income taxes              152,943         78,746                    662
                            ------         ------                 ------
Income before minority     181,249        128,975   -28.8          1,084
 interest and equity
 in net income of
 affiliated companies

 Minority interest in       (1,093)         1,431                     12
  income (loss) of
  consolidated
  subsidiaries

 Equity in net income        7,807         66,344                    557
  of affiliated
  companies
                            ------         ------                 ------
Net income             Y   190,149    Y   193,888    +2.0       $  1,629
                            ------         ------                 ------
Per share data:
 Common stock
  Net income
  - Basic              Y    189.45    Y    193.64    +2.2       $   1.63
  - Diluted                 180.76         184.81    +2.2           1.55


Consolidated Balance Sheets (Unaudited)
---------------------------

                             (Millions of yen, millions of U.S. dollars)
                        December        March       December    December
                              31           31             31          31
   ASSETS                   2005         2006           2006        2006
                       ---------    ---------      ---------    --------
Current assets:
 Cash and cash        Y  615,072   Y  703,098    Y   733,323    $  6,162
  equivalents
 Marketable              527,689      536,968        488,585       4,106
  securities
 Notes and             1,448,520    1,075,071      1,811,216      15,220
  accounts
  receivable,
  trade
 Allowance for          (100,516)     (89,563)      (112,641)       (947)
  doubtful
  accounts and
  sales returns
 Inventories             751,545      804,724        966,205       8,119
 Deferred income         177,123      221,311        247,536       2,080
  taxes
 Prepaid expenses        570,661      517,915        705,928       5,934
  and other
  current assets
                       ---------    ---------      ---------    --------
                       3,990,094    3,769,524      4,840,152      40,674

Film costs               371,895      360,372        337,616       2,837

Investments and
 advances:
  Affiliated             299,996      285,870        445,544       3,744
   companies
  Securities           3,083,230    3,234,037      3,382,862      28,427
   investments and
   other
                       ---------    ---------      ---------    --------
                       3,383,226    3,519,907      3,828,406      32,171

Property, plant
 and equipment:
  Land                   182,297      178,844        173,262       1,456
  Buildings              954,464      926,783      1,002,042       8,421
  Machinery and        2,370,265    2,327,676      2,477,664      20,821
   equipment
  Construction in         76,774      116,149         61,754         519
   progress
  Less-Accumulated    (2,202,122)  (2,160,905)    (2,262,609)    (19,014)
   depreciation
                       ---------    ---------      ---------    --------
                       1,381,678    1,388,547      1,452,113      12,203
Other assets:
  Intangibles, net       194,959      207,034        215,145       1,808
   Goodwill              296,601      299,024        301,643       2,535
  Deferred               389,933      383,156        394,527       3,315
   insurance
   acquisition costs
  Deferred income        183,349      178,751        156,032       1,311
   taxes
  Other                  474,700      501,438        415,227       3,489
                       ---------    ---------      ---------    --------
                       1,539,542    1,569,403      1,482,574      12,458
                       ---------    ---------      ---------    --------
                   Y  10,666,435  Y10,607,753   Y 11,940,861   $ 100,343
                       ---------    ---------      ---------    --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Short-term        Y     198,969  Y   142,766   Y    316,203   $   2,657
  borrowings
 Current portion         200,763      193,555         45,304         381
  of long-term debt
 Notes and               925,997      813,332      1,174,004       9,866
  accounts
  payable, trade
 Accounts                828,850      854,886        971,932       8,167
  payable, other
  and accrued
  expenses
 Accrued income           93,721       87,295         54,484         458
  and other taxes
 Deposits from           601,446      599,952        717,528       6,030
  customers in the
  banking business
 Other                   487,502      508,442        480,118       4,034
                       ---------    ---------      ---------    --------
                       3,337,248    3,200,228      3,759,573      31,593

Long-term liabilities:
 Long-term debt          650,514      764,898      1,003,159       8,430
 Accrued pension         222,834      182,247        170,501       1,433
  and severance costs
 Deferred income         193,193      216,497        254,331       2,137
  taxes
 Future insurance      2,680,265    2,744,321      2,960,559      24,879
  policy benefits
  and other
 Other                   248,953      258,609        290,970       2,444
                       ---------    ---------      ---------    --------
                       3,995,759    4,166,572      4,679,520      39,323

Minority interest         37,014       37,101         41,967         353
 in consolidated
 subsidiaries

Stockholders'  equity:
 Capital stock           621,775      624,124        625,305       5,255
 Additional            1,134,289    1,136,638      1,140,639       9,585
  paid-in capital
 Retained              1,681,691    1,602,654      1,780,228      14,960
  earnings
 Accumulated            (138,330)    (156,437)       (82,928)       (697)
  other comprehensive
  income
 Treasury stock,          (3,011)      (3,127)        (3,443)        (29)
  at cost
                       ---------    ---------      ---------    --------
                       3,296,414    3,203,852      3,459,801      29,074
                       ---------    ---------      ---------    --------
                   Y  10,666,435 Y 10,607,753   Y 11,940,861   $ 100,343
                       ---------    ---------      ---------    --------

Consolidated Statements of Cash Flows (Unaudited)
-------------------------------------

                             (Millions of yen, millions of U.S. dollars)
                                           Nine months ended December 31
                                     2005            2006           2006
Cash flows from operating          ------          ------         ------
 activities:
 Net income                   Y   190,149     Y   193,888     $    1,629
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
  Depreciation and amortization,  278,259         284,854          2,394
   including  amortization of
   deferred insurance
   acquisition costs
  Amortization of film costs      190,603         261,327          2,196
  Accrual for pension and          (4,146)         (8,109)           (68)
   severance costs, less
   payments
  Gain on the transfer to the     (73,472)              -              -
   Japanese Government of
   the substitutional portion of
   employee pension fund, net
  Loss on sale, disposal or        34,401           5,627             47
   impairment of assets, net
  Gain on sale or loss on          (5,732)         (8,275)           (70)
   devaluation of securities
   investments, net
  Gain on evaluation of           (42,919)        (10,756)           (89)
   marketable securities held
   in the financial service
   business for trading
   purpose, net
  Gain on change in interest in   (57,477)        (31,452)          (264)
   subsidiaries and equity
   investees
  Deferred income taxes            80,709          26,418            222
  Equity in net income of          (4,160)        (64,226)          (540)
   affiliated companies, net
   of dividends
  Changes in assets and
   liabilities:
   Increase in notes and         (325,032)       (664,338)        (5,583)
    accounts receivable, trade
   Increase in inventories        (90,694)       (139,796)        (1,175)
   Increase in film costs        (251,836)       (236,775)        (1,990)
   Increase in notes and          104,058         351,645          2,955
    accounts payable, trade
   Increase (Decrease) in          27,061         (20,579)          (173)
    accrued income and other
    taxes
   Increase in future insurance   110,014         127,210          1,069
    policy benefits and other
   Increase in deferred
    insurance acquisition costs   (47,667)        (46,133)          (388)
   (Increase) Decrease            (29,896)         16,969            143
    in marketable securities
    held in the financial service
    business for trading purpose
   Increase in other current      (66,110)        (82,246)          (691)
    assets
   Increase in other current      101,471         120,176          1,010
    liabilities
  Other                             6,678          81,396            684
                                   ------          ------         ------

     Net cash provided by         124,262         156,825          1,318
      operating activities
                                   ------          ------         ------
Cash flows from investing
 activities:
 Payments for purchases of       (326,200)       (410,217)        (3,447)
  fixed assets
 Proceeds from sales of fixed      11,632          41,580            349
  assets
 Payments for investments and  (1,061,286)       (651,961)        (5,479)
  advances by financial
  service business
 Payments for investments and     (20,944)        (92,163)          (774)
  advances (other than
  financial service business)
 Proceeds from maturities of      722,132         488,153          4,102
  marketable securities,
  sales of securities
  investments and
  collections of
  advances by financial
  service business
 Proceeds from maturities of       22,202          15,415            130
  marketable securities,
  sales of securities
  investments and collections
  of advances (other than
  financial service business)
 Proceeds from sales of            72,045          43,157            362
  subsidiaries' and
  equity investees' stocks
 Other                               (198)         (1,349)           (11)
                                   ------          ------         ------
    Net cash used in investing   (580,617)       (567,385)        (4,768)
    activities

Cash flows from financing
 activities:
 Proceeds from issuance of        127,653         267,085          2,244
  long-term debt
 Payments of long-term debt      (132,776)       (179,492)        (1,508)
 Increase in short-term            73,731         256,577          2,156
  borrowings
 Increase in deposits from        160,348         206,420          1,735
  customers in the financial
  service business
 Increase (Decrease) in            52,800         (92,700)          (779)
  call money and bills sold
  in the banking business
 Dividends paid                   (24,853)        (25,085)          (211)
 Other                              7,182           1,916             16
                                   ------          ------         ------

    Net cash provided by          264,085         434,721          3,653
     financing activities
                                   ------          ------         ------

Effect of exchange rate changes    28,239           6,064             51
 on cash and cash equivalents
                                   ------          ------         ------

Net increase (decrease) in cash  (164,031)         30,225            254
 and cash equivalents
Cash and cash equivalents at      779,103         703,098          5,908
 beginning of the fiscal year
                                   ------          ------         ------
Cash and cash equivalents at     Y615,072        Y733,323         $6,162
 December 31
                                   ------          ------         ------


(Notes)
1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y119 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 29, 2006.

2. As of December 31, 2006, Sony had 949 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 61 affiliated companies.

3. Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony's common stock and for the subsidiary tracking stock applying "two-class" method based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per
     Share". On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony's common stock. All shares of subsidiary tracking stock were converted to shares of Sony's common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock has not been presented since the third quarter of the fiscal year ended March 31, 2006.

     Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.


     Weighted-average number
     of outstanding shares                     (Thousands of shares)
     -----------------------        Third quarter ended December 31
                                          2005                 2006
                                        ------               ------
     Net income
     - Basic                           997,683            1,001,333
     - Diluted                       1,045,558            1,048,692

     Weighted-average number
     of outstanding shares                     (Thousands of shares)
     -----------------------          Nine months ended December 31
                                          2005                 2006
                                        ------               ------
     Net income
     - Basic                           996,764            1,001,276
     - Diluted                       1,044,546            1,049,130


4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the third quarter and the nine months of the fiscal year ended March 31, 2006 and for the third quarter and the nine months of the fiscal year ending March 31, 2007 were as follows:


                             (Millions of yen, millions of U.S. dollars)

                       Third quarter ended             Nine months ended
                               December 31                   December 31
                 ------    ------   ------     ------    ------   ------
                   2005      2006     2006       2005      2006     2006
----------       ------    ------   ------     ------    ------   ------
Net income     Y168,944  Y159,917   $1,344   Y190,149  Y193,888   $1,629

Other
 comprehensive
 income :
 Unrealized      49,614     3,515       29     82,588   (18,174)    (153)
  gains
  (losses) on
  securities
 Unrealized         272       947        8      1,004       (79)      (0)
  gains
  (losses) on
  derivative
  instruments
 Minimum             (3)   (1,906)     (16)    31,429    (4,553)    (38)
  pension
  liabilities
  adjustments
 Foreign         78,443    59,138      497   132,324     96,315      809
  currency
  translation
  adjustments
                 ------    ------   ------     ------    ------   ------
                128,326    61,694      518    247,345    73,509      618
----------       ------    ------   ------     ------    ------   ------
Comprehensive
 income        Y297,270  Y221,611   $1,862   Y437,494  Y267,397   $2,247
----------       ------    ------   ------     ------    ------   ------


5. Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income and other income for the third quarter and the nine months of the fiscal year ended March 31, 2006 have been reclassified to conform with the presentation of these items for the third quarter and the nine months of the fiscal year ending March 31, 2007. Royalty income for the third quarter and the nine months of the fiscal year ended March 31, 2006 was Y7,529 million and Y24,878 million, respectively. Royalty income for the third quarter and the nine months of the fiscal year ending March 31, 2007 was Y9,548 million and Y25,492 million, respectively. These amounts were recorded primarily within the Electronics segment.

6. In December 2004, the Financial Accounting Standards Board ("FASB") issued FAS No. 123 (revised 2004), "Share-Based Payment"
     ("FAS No. 123(R)"). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the intrinsic value method prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of adoption of FAS No. 123(R), Sony's operating income decreased
     Y693 million and Y2,090 million for the third quarter and the nine months of the fiscal year ending March 31, 2007, respectively.

7. In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments", an amendment of FAS No.
     133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of adoption of FAS No. 155, Sony's operating income increased approximately Y0.4 billion and Y0.5 billion for the third quarter and the nine months of the fiscal year ending March 31, 2007, respectively. Additionally, on April 1, 2006, Sony recognized Y3,785 million of loss (net of income taxes of Y2,148 million) as a cumulative-effect adjustment to beginning retained earnings.


Other Consolidated Financial Data
                       (Millions of yen, millions of U.S. dollars)

                                   Third quarter ended December 31
                                 2005       2006   Change     2006
                               ------     ------   ------   ------
Capital expenditures          Y76,139    Y87,965   +15.5%     $739
 (additions to property,
 plant and equipment)
Depreciation and               96,843     99,935   + 3.2       840
 amortization expenses*
(Depreciation expenses for    (79,780)   (80,477)   +0.9      (676)
 tangible assets)
 R&D expenses                 121,668    133,522   + 9.7     1,122


                      (Millions of yen, millions of U.S. dollars)
                                    Nine months ended December 31
                                2005       2006   Change     2006
                              ------     ------   ------   ------
Capital expenditures        Y261,920   Y312,045    +19.1%  $2,622
 (additions to property,
 plant and equipment)
Depreciation and             278,259    284,854    + 2.4    2,394
 amortization expenses*
(Depreciation expenses for  (226,506)  (225,969)    -0.2   (1,899)
 tangible assets)
R&D expenses                 371,425    396,377    + 6.7    3,331



* Including amortization expenses for intangible assets and for deferred insurance acquisition costs


(Condensed Financial Services Financial Statements)

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial
Services segment and all other segments excluding Financial
Services.
These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.


Condensed Statements of Income (Unaudited)
------------------------------

                      (Millions of yen, millions of U.S. dollars)
Financial Services                Third quarter ended December 31

                                2005       2006   Change     2006
                              ------     ------   ------   ------
                                                       %
Financial service           Y190,391   Y172,910     -9.2   $1,453
 revenue
Financial service            143,343    147,440     +2.9    1,239
 expenses
                              ------     ------            ------
Operating income              47,048     25,470    -45.9      214
Other income (expenses),       1,412      5,893   +317.4       50
 net
                              ------     ------            ------
Income before income          48,460     31,363    -35.3      264
 taxes
Income taxes and              17,086     11,868    -30.5      100
 other
                              ------     ------            ------
Net income                   Y31,374    Y19,495    -37.9     $164
                              ------     ------            ------

                      (Millions of yen, millions of U.S. dollars)
Sony without                      Third quarter ended December 31
 Financial Services             2005       2006   Change     2006
                              ------     ------   ------   ------
                                                       %
Net sales and             Y2,192,428 Y2,442,878    +11.4  $20,528
 operating revenue
Costs and expenses         2,029,276  2,289,791    +12.8   19,242
                              ------     ------            ------
Operating income             163,152    153,087     -6.2    1,286
Other income                  14,294     (4,634)       -      (38)
 (expenses), net
                              ------     ------            ------
Income before                177,446    148,453    -16.3    1,248
 income taxes
Income taxes and              39,875      8,031    -79.9       68
 other
                              ------     ------            ------
Net income                  Y137,571   Y140,422     +2.1   $1,180
                              ------     ------            ------

                      (Millions of yen, millions of U.S. dollars)
Consolidated                      Third quarter ended December 31
                                2005       2006   Change     2006
                              ------     ------   ------   ------
                                                       %
Financial service           Y184,586   Y167,060     -9.5   $1,404
 revenue
Net sales and              2,190,500  2,440,615    +11.4   20,509
 operating revenue
                              ------     ------            ------
                           2,375,086  2,607,675     +9.8   21,913
Costs and expenses         2,164,741  2,428,768    +12.2   20,410
                              ------     ------            ------
Operating income             210,345    178,907    -14.9    1,503
Other income                  15,561        908    -94.2        8
 (expenses), net
                              ------     ------            ------
Income before income         225,906    179,815    -20.4    1,511
 taxes
Income taxes and              56,962     19,898    -65.1      167
 other
                              ------     ------            ------
Net income                  Y168,944   Y159,917     -5.3   $1,344
                              ------     ------            ------

Condensed Statements of Income (Unaudited)
------------------------------

                      (Millions of yen, millions of U.S. dollars)
Financial Services                  Nine months ended December 31
                                2005       2006   Change     2006
                              ------     ------   ------   ------
                                                       %
Financial service           Y520,087   Y465,112    -10.6   $3,909
 revenue
Financial service            411,070    410,496     -0.1    3,450
 expenses
                              ------     ------            ------
Operating income             109,017     54,616    -49.9      459
Other income                  24,646      5,698    -76.9       48
 (expenses), net
                              ------     ------            ------
Income before                133,663     60,314    -54.9      507
 income taxes
Income taxes and              49,325     21,794    -55.8      183
 other
                              ------     ------            ------
Net income                   Y84,338    Y38,520    -54.3     $324
                              ------     ------            ------

                      (Millions of yen, millions of U.S. dollars)
Sony without Financial              Nine months ended December 31
  Services                      2005       2006   Change     2006
                              ------     ------   ------   ------
                                                       %
Net sales and             Y5,157,684 Y5,765,255    +11.8  $48,448
 operating
 revenue
Costs and expenses         4,989,392  5,635,762    +13.0   47,360
                              ------     ------            ------
Operating income             168,292    129,493    -23.1    1,088
Other income                  32,107     24,025    -25.2      202
 (expenses), net
                              ------     ------            ------
Income before                200,399    153,518    -23.4    1,290
 income taxes
Income taxes and              94,718     (8,125)       -      (68)
 other
                              ------     ------            ------
Net income                  Y105,681   Y161,643    +53.0   $1,358
                              ------     ------            ------

                      (Millions of yen, millions of U.S. dollars)
Consolidated                        Nine months ended December 31
                                2005       2006   Change     2006
                              ------     ------   ------   ------
                                                       %
Financial service           Y503,277   Y447,798    -11.0   $3,763
 revenue
Net sales and              5,151,576  5,758,292    +11.8   48,389
 operating revenue
                              ------     ------            ------
                           5,654,853  6,206,090     +9.7   52,152
Costs and expenses         5,376,535  6,020,968    +12.0   50,596
                              ------     ------            ------
Operating income             278,318    185,122    -33.5    1,556
Other income                  55,874     22,599    -59.6      190
 (expenses), net
                              ------     ------            ------
Income before                334,192    207,721    -37.8    1,746
 income taxes
Income taxes and             144,043     13,833    -90.4      117
 other
                              ------     ------            ------
Net income                  Y190,149   Y193,888     +2.0   $1,629
                              ------     ------            ------



Condensed Balance Sheet (Unaudited)
-----------------------

                             (Millions of yen, millions of U.S. dollars)

Financial Services      December        March       December    December
                              31           31             31          31
   ASSETS                   2005         2006           2006        2006
                          ------       ------         ------      ------
Current assets:
  Cash and cash         Y176,411     Y117,630       Y222,442      $1,869
   equivalents
  Marketable             523,612      532,895        485,502       4,080
   securities
  Other                  206,092      200,929        303,162       2,548
                          ------       ------         ------      ------
                         906,115      851,454      1,011,106       8,497

Investments and        2,964,784    3,131,269      3,298,833      27,721
 advances
Property, plant           36,339       37,422         39,214         330
 and equipment
Other assets:
  Deferred insurance     389,933      383,156        394,527       3,315
   acquisitioncosts
  Other                  141,837      164,827        107,280         901
                          ------       ------         ------      ------
                         531,770      547,983        501,807       4,216
                          ------       ------         ------      ------
                      Y4,439,008   Y4,568,128     Y4,850,960     $40,764
                          ------       ------         ------      ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term             Y94,848     Y136,723        Y69,563        $585
   borrowings
  Notes and accounts      12,142       11,707         14,935         126
   payable, trade
  Deposits from          601,446      599,952        717,528       6,030
   customers in the
   banking business
  Other                  128,119      169,956        134,785       1,131
                          ------       ------         ------      ------
                         836,555      918,338        936,811       7,872

Long-term liabilities:
  Long-term debt         134,785      128,097        131,671       1,106
  Accrued pension and     13,614       13,479         13,038         110
   severance costs
  Future insurance     2,680,265    2,744,321      2,960,559      24,879
   policy benefits
   and other
  Other                  189,180      170,294        198,987       1,671
                          ------       ------         ------      ------
                       3,017,844    3,056,191      3,304,255      27,766

Minority interest in       4,054        4,089          4,587          39
 consolidated
 subsidiaries
Stockholders' equity     580,555      589,510        605,307       5,087
                          ------       ------         ------      ------
                      Y4,439,008   Y4,568,128     Y4,850,960     $40,764
                          ------       ------         ------      ------

                             (Millions of yen, millions of U.S. dollars)
Sony without            December        March       December    December
 Financial Services           31           31             31          31
   ASSETS                   2005         2006           2006        2006
                          ------       ------         ------      ------
Current assets:
  Cash and cash         Y438,661     Y585,468       Y510,881      $4,293
   equivalents
  Marketable               4,077        4,073          3,083          26
   securities
  Notes and accounts   1,337,504      973,675      1,676,464      14,088
   receivable, trade
  Other                1,334,372    1,393,306      1,692,507      14,223
                          ------       ------         ------      ------
                       3,114,614    2,956,522      3,882,935      32,630

Film costs               371,895      360,372        337,616       2,837
Investments and          500,288      474,568        614,597       5,165
 advances
Investments in           187,400      187,400        187,400       1,575
 Financial Services, at
 cost
Property, plant and    1,345,339    1,351,125      1,412,900      11,873
 equipment
Other assets           1,079,943    1,056,726      1,029,913       8,654
                          ------       ------         ------      ------
                      Y6,599,479   Y6,386,713     Y7,465,361     $62,734
                          ------       ------         ------      ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term            Y321,783     Y225,082       Y338,052      $2,841
   borrowings
  Notes and accounts     916,700      804,394      1,160,617       9,753
   payable, trade
  Other                1,296,755    1,299,809      1,387,184      11,657
                          ------       ------         ------      ------
                       2,535,238    2,329,285      2,885,853      24,251

Long-term liabilities:
  Long-term debt         595,784      701,372        927,711       7,796
  Accrued pension and    209,220      168,768        157,463       1,323
   severance costs
  Other                  323,070      352,457        415,043       3,487
                          ------       ------         ------      ------
                       1,128,074    1,222,597      1,500,217      12,606

Minority interest in      32,571       32,623         36,363         306
 consolidated
 subsidiaries
Stockholders' equity   2,903,596    2,802,208      3,042,928      25,571
                          ------       ------         ------      ------
                      Y6,599,479   Y6,386,713     Y7,465,361     $62,734
                          ------       ------         ------      ------

                             (Millions of yen, millions of U.S. dollars)
Consolidated            December        March       December    December
                              31           31             31          31
   ASSETS                   2005         2006           2006        2006
                          ------       ------         ------      ------
Current assets:
  Cash and cash         Y615,072     Y703,098       Y733,323      $6,162
   equivalents
  Marketable             527,689      536,968        488,585       4,106
   securities
  Notes and accounts   1,348,004      985,508      1,698,575      14,273
   receivable, trade
  Other                1,499,329    1,543,950      1,919,669      16,133
                          ------       ------         ------      ------
                       3,990,094    3,769,524      4,840,152      40,674

Film costs               371,895      360,372        337,616       2,837
Investments and        3,383,226    3,519,907      3,828,406      32,171
 advances
Property, plant        1,381,678    1,388,547      1,452,113      12,203
 and equipment
Other assets:
  Deferred insurance     389,933      383,156        394,527       3,315
   acquisition costs
  Other                1,149,609    1,186,247      1,088,047       9,143
                          ------       ------         ------      ------
                       1,539,542    1,569,403      1,482,574      12,458
                          ------       ------         ------      ------
                     Y10,666,435  Y10,607,753    Y11,940,861    $100,343
                          ------       ------         ------      ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term            Y399,732     Y336,321       Y361,507      $3,038
   borrowings
  Notes and accounts     925,997      813,332      1,174,004       9,866
   payable, trade
  Deposits from          601,446      599,952        717,528       6,030
   customers in the
   banking business
  Other                1,410,073    1,450,623      1,506,534      12,659
                          ------       ------         ------      ------
                       3,337,248    3,200,228      3,759,573      31,593

Long-term liabilities:
  Long-term debt         650,514      764,898      1,003,159       8,430
  Accrued pension        222,834      182,247        170,501       1,433
   and severance
   costs
  Future insurance     2,680,265    2,744,321      2,960,559      24,879
   policy benefits
   and other
  Other                  442,146      475,106        545,301       4,581
                          ------       ------         ------      ------
                       3,995,759    4,166,572      4,679,520      39,323

Minority interest in      37,014       37,101         41,967         353
 consolidated
 subsidiaries
Stockholders' equity   3,296,414    3,203,852      3,459,801      29,074
                          ------       ------         ------      ------
                     Y10,666,435  Y10,607,753    Y11,940,861    $100,343
                          ------       ------         ------      ------


Condensed Statements of Cash Flows (Unaudited)
----------------------------------

                              (Millions of yen, millions of U.S. dollars)
Financial Services                         Nine months ended December 31

                                     2005            2006           2006
                                   ------          ------         ------
Net cash provided by              Y79,798        Y170,258         $1,431
 operating activities
Net cash used in investing       (371,441)       (199,042)        (1,673)
 activities
Net cash provided by              208,683         133,596          1,123
 financing activities
                                   ------          ------         ------
Net increase (decrease)           (82,960)        104,812            881
 in cash and cash
 equivalents
Cash and cash equivalents         259,371         117,630            988
 at beginning of the
 fiscal year
                                   ------          ------         ------
Cash and cash equivalents        Y176,411        Y222,442         $1,869
 at December 31
                                   ------          ------         ------

                             (Millions of yen, millions of U.S. dollars)
Sony without Financial                     Nine months ended December 31
 Services                            2005            2006           2006
                                   ------          ------         ------
Net cash provided by              Y43,704        Y(11,574)          $(97)
 (used in) operating
 activities
Net cash used in investing       (203,931)       (374,679)        (3,149)
 activities
Net cash provided by               50,917         305,602          2,568
 financing activities
Effect of exchange rate            28,239           6,064             51
 changes on cash and cash
 equivalents
                                   ------          ------         ------
Net decrease in cash              (81,071)        (74,587)          (627)
 and cash equivalents
Cash and cash equivalents         519,732         585,468          4,920
 at beginning of the
 fiscal year
                                   ------          ------         ------
Cash and cash equivalents        Y438,661        Y510,881         $4,293
 at December 31
                                   ------          ------         ------

                             (Millions of yen, millions of U.S. dollars)
Consolidated                               Nine months ended December 31
                                     2005            2006           2006
                                   ------          ------         ------
Net cash provided by             Y124,262        Y156,825         $1,318
 operating activities
Net cash used in investing       (580,617)       (567,385)        (4,768)
 activities
Net cash provided by              264,085         434,721          3,653
 financing activities
Effect of exchange rate            28,239           6,064             51
 changes on cash and cash
 equivalents
                                   ------          ------         ------
Net increase (decrease)          (164,031)         30,225            254
 in cash and cash
 equivalents
Cash and cash equivalents         779,103         703,098          5,908
 at beginning of the
 fiscal year
                                   ------          ------         ------
Cash and cash equivalents        Y615,072        Y733,323         $6,162
 at December 31
                                   ------          ------         ------


Investor Relations Contacts:
---------------------------

Tokyo                 New York                  London
Takao Yuhara          Sam Levenson/             Shinji Tomita
                      Justin Hill/
                      Miki Emura
+81-(0)3-5448-2180    +1-212-833-6722           +44-(0)20-7444-9713


Home Page: http://www.sony.net/IR/